Free Writing Prospectus

VanEck Merk Gold Trust

OUNZ Video

0001546652

Pursuant to 433/164

333-180868

Video Name	The Gold ETF that Delivers
Speaker Name	Axel Merk
Speaker Title	President and Chief Investments Officer, Merk Investments
Film Date
Post Date	2/27/2019
Post Area	Global………………………………………….. ☐ U.S. MF………………………………..……… ☐ U.S. ETFs……………………………..………. ☒	UCITS Active……………………………………………….☐ UCITS ETF……………………………………...………….☐ MVAU………………………………………………………☐
Transcript

BRANDON RAKSZAWSKI: Joining us today to discuss gold delivery is Axel Merk, President and Chief Investment Officer of Merk Investments, sponsor of the VanEck® Merk® Gold Trust, which trades under the ticker symbol O-U-N-Z or OUNZ.

Axel, OUNZ is the only ETF to offer a patented gold delivery process. There are other ways to obtain gold directly through precious metal dealers, etc. What sets OUNZ apart within that ecosystem?

AXEL MERK: Well the short of it is, if you have large amounts of gold you want to store somewhere, you have to worry about the storage. An exchange-traded product facilitates that, but some people want to take delivery, and you mentioned that we're patented. Well we got a patent because our process is scalable. Normally if you go to somewhere, and you buy something for lots of money, they might have to do a background check of where you got that money from. We don't have to do that because you have a relationship with your broker. They know the customer and so with that, we can piggyback on that.

If you want to take delivery, you just knock on our door, online that is, or on the phone and then there's a process to be followed that's not very complex and we then provide you with the gold and we can exchange the gold, of course, into something that investors might actually want to use. The London Bars most individual investors don't have much use for, we can exchange it for other coins and bars.

RAKSZAWSKI: So of course, there are fees associated with taking delivery of your gold. Can you walk through the fee structure that OUNZ offers to investors when it relates to large London Gold Bars or even smaller one ounce, ten ounce, coins, and bars?

MERK: At merkgold.com/fees, we write down the fee schedule. The short of it is that we believe we're actually quite competitive with getting a coin through other means, as soon as you have something like 20 coins or more. And so there's a small nominal fee, then the per ounce fee and it adds up to be about the same as many other online sites or other dealers with 20, 30, 40 coins. If you just buy one coin, the fixed fee that we have, the minimum fee is probably not going to make it very economical. But you're not going to buy one coin, usually on an exchange. They're easier ways of obtaining it.

This is not a profit center for us. It's a service that we provide and we very eagerly provide that service. We don't get many delivery requests. It's the optionality that really is of value for investors. And so when they do come in and periodically we do have a delivery request, then we closely work with the investor to make it happen.

RAKSZAWSKI: Perfect, so as you mentioned, you're working with the investor. Can you talk a little about your team at Merk Investments and the process? What goes into an investor that owns OUNZ, filling out a form, getting their gold?

MERK: So at merkgold.com, we have a form and it not only tells you how much gold you have, you can actually do most of it online, meaning you'll fill in the number of shares you have, you fill in your information, what your brokerage account is and you'll hit the submit button and what that does is, it checks that everything is filled out properly.

We actually get a copy of that so we can glance at that already and when you have questions, we have a dedicated 800 number where we can be of service and like many service desks, we have a front line of defense to answer simple questions. And then we have a person who has facilitated and helped with many of the gold deliveries and can ask the unique questions.

Any gold delivery is in some ways unique. And so we recently had a request that came just about when the hurricane went through North Carolina and of course then you kind of coordinate. You don't want to really facilitate a delivery directly during the hurricane. Or, for example, many people on their brokerage account which is the address they've given, they want to take the delivery but they're not going to be at home, they're going to be at their place of work and so they got to say, "Hey, is it okay?" And yes, we can do it.

And by the way, one thing I should mention, one of the things we allow is we can provide the gold with next day delivery, once it is sent. It takes a few days to kind of do the process once the shares are submitted, but then it's delivered with overnight delivery and we use UPS for that and we can do that up to a value of about $250,000, a little bit more as needed. We're not aware of many others that can actually do real sizes with that and if it's more than that, we can potentially break it into little packages. If it goes beyond that, much beyond that, then we have to use an armored truck service, say, Brinks, or so. But we can also facilitate that and we can deliver anywhere in the world with either one of those services.

RAKSZAWSKI: So, flexible, you work with investors to allow it to happen, and then make sure it happens efficiently.

MERK: And by the way, we say it's very easy and it is very easy, but the one step that is necessary, the investor actually has to tell its broker to deliver the shares to our trustee, that's Bank of New York, and there we work during market hours with the investor and the brokerage firm, because, as many people may be aware, the back office is not always as customer oriented as the front office, the broker may be. And so we tell them, we hold their hand and walk them through it, help them find the right contact if needed, and it's not terribly complicated. But it is nice to have the assurance that there is somebody there during business hours who is actually looking out for the interest of the investor who wants to do it and make sure they walk through it.

And by the way, then the actual delivery, if it is delivered with overnight, is done by a company that procures the gold for many of the gold dealers in the U.S. So they are extremely experienced in delivering the gold as well to the unique circumstances that every gold delivery has and part of the preapproval process is to already check all those things out and so when we have the shares come in, everything is lined up so that we can say, "All right, we get the shares and then if it has to be swapped for coin, we swap it to a coin or we send the London Bars out. But we have extensive experience in doing that and anybody who has worked with gold, knows that gold has some unique characteristics, most notably that it's quite valuable.

And so you want to make sure this is done right. And so we got the experience to get it done.

RAKSZAWSKI: So, an investor bought shares of OUNZ, they now hold gold whether it's bars or coins. They've gone through the process. What are some of the investment and more importantly the tax implications of actually taking delivery of your gold from the trust?

MERK: Thank you for mentioning that. When you own gold in the VanEck Merk Gold Trust, you have a pro rata ownership in the underlying gold. So when you take delivery, nothing happens from a tax point of view with regard to the physical gold that you take delivery of. Because you already own the gold and so that means if the shares have appreciated and you want to take the gold, well you take the coin and you now own the coin.

Whereas if you own other gold ETFs and if you suddenly decide, "I don't like to hold the ETF anymore, I'd rather hold the physical gold," you have to sell it and guess what, then there might be a taxable gain and then with the remaining proceeds, you can buy the coin.

And so you can skip that step and many investors appreciate that. It's, again, part of the optionality that if one day you want to have the coin for whatever reason, you can have it and we make it simple. We don't make it too complicated. We don't make it too expensive and by the way, holding the coins themselves in the ETF is just a standard ETF fee which is also our view at least, very, very modest, very acceptable.

RAKSZAWSKI: To learn more about the VanEck Merk Gold Trust and the delivery process, please visit vaneck.com/OUNZ

Edits
Teaser	The VanEck Merk Gold Trust (OUNZ) is the only ETF to offer patented gold delivery process. Axel Merk, President and Chief Investment Officer of Merk Investments, which sponsors the fund, discusses what that delivery process entails.

Disclosure

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IMPORTANT CONSIDERATIONS AND RISKS

This is not an offer to buy or sell, or a solicitation of any offer to buy or sell any of the securities mentioned herein. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

For information on Processing Fees including Exchange Fee and Delivery Fee, please visit www.merkgold.com/fees

For information in taking delivery of physical gold in exchange for OUNZ shares visit, www.merkgold.com/taking-delivery.html

OUNZ Expense Ratio/Sponsor Fee 0.40%

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

An investor will be treated, for federal tax purposes, as if it directly owns a pro rata share of the Trust’s assets and directly receives that share of any Trust income and incurs that share of the Trust’s expenses. Consequently, the sale of gold by the Trust, including the sale of gold to generate cash to pay its fees and expenses - and although it is not entirely free from doubt, the issuance of shares to the Sponsor as remuneration for its services and/or reimbursement of the Trust’s expenses and/or liabilities - will be a taxable event for investors.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of Van Eck Securities Corporation.

©2019 Merk Investments LLC. All rights reserved. ©VanEck. All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

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